SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

Announcement  |  Lisbon  |  31 October 2014

Clarification to the Market disclosed by Oi

Portugal Telecom, SGPS S.A. hereby informs on the clarification to the market disclosed by Oi, S.A., according to the company’s announcement attached hereto.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.telecom.pt

Rio de Janeiro, October 30, 2014.

Brazilian Securities and Exchange Commission

Superintendence of Corporate Relations

Company Monitoring Department

Rua Sete de Setembro, 111, Centro

Rio de Janeiro, RJ

20050-901

Attn.:                 Fernando Soares Vieira

Superintendence of Corporate Relations

Daniel Alves Araujo de Souza

Company Monitoring Department

Re.: Official Letter/CVM/GEA-2/No. 339/2014

Dear Sirs,

Oi S.A. (hereinafter “Oi” or “Company”) hereby presents the following clarifications in response to the Official Letter/CVM/GEA-2/No. 339/2014 (“Official Letter”), received by Oi, regarding the news article published in the Economy & Business section of the Brazilian newspaper O Estado de São Paulo on October 29, 2014 titled “Carlos Slim’s América Móvil to invest R$10 billion in Brazil in 2015 (América Móvil, de Carlos Slim, deve investir R$10 bi no Brasil em 2015).”

In response to the Official Letter, the Company reiterates that it engaged Banco BTG Pactual S.A. (“BTG Pactual”) to act as the Company’s agent to develop viable structure and funding alternatives that would enable the Company to be a leading player in the consolidation of the Brazilian telecommunications sector, particularly to develop a viable proposal for the acquisition of the shares of TIM Participações S.A. held by Telecom Italia in (the “Transaction”). For this purpose, BTG Pactual has been engaged in conversations with third parties with regard to a possible Transaction, including América Móvil, the controlling shareholder of Claro.

The Company also clarifies that having discussions with other market participants that may be interested in the Transaction is one of BTG Pactual’s roles as the Company’s agent in the Transaction.

Nevertheless, the Company clarifies that, to date, there has been no understanding or agreement with respect to the Transaction’s structure, and no documents or proposals to enter into a Transaction have been signed.

In addition, with respect to the assets held by the Company in Africa, as disclosed in the Notice to the Market dated October 7, 2014, the Company reiterates that it seeks parties interested in acquiring those assets, but there has been no such agreement to date, nor have any instruments or proposals been signed with the purpose of selling these assets.

With respect to its assets in Portugal, as disclosed in the Notice to the Market dated October 13, 2014, the Company confirms that it has been informed that BTG Pactual, in its role as agent, was contacted by several interested parties (including Altice) to obtain certain information about the business of PT Portugal, SGPS, S.A., primarily regarding its operations in Portugal, in order to develop proposals to acquire such operations or part of the Company’s non-strategic assets.

The Company reiterates that, until the present date, it has not received any proposals, with or without a price, for the sale of its operations in Portugal, and that no decision has been made with respect to the disposition of such operations or of its assets in Portugal.

A copy of the Official Letter received by the Company is attached to this response.

Regards,

Oi S.A.

OFFICIAL LETTER/CVM/SEP/GEA-2/No. 339/2014	Rio de Janeiro, October 29, 2014.

Attn.:

BAYARD DE PAOLI GONTIJO

Investor Relations Officer of

OI S.A.

Rua Humberto de Campos, No. 425, 8th floor – Leblon

Zip: 22430-190 – Rio de Janeiro, RJ

Phone: +55 (21) 3131-2918 Fax: +55 (21) 3131-1383

Email: invest@oi.net.br;         CC: gre@bvmf.com.br

RE: Request for Clarifications.

Dear Officer,

We refer to the news article published in the Economy & Business section of the Brazilian newspaper O Estado de São Paulo on October 29, 2014 titled “Carlos Slim’s América Móvil to invest R$10 billion in Brazil in 2015 (América Móvil, de Carlos Slim, deve investir R$ 10 bi no Brasil em 2015),” primarily the following excerpt:

“América Móvil, the owner of Claro, is closely monitoring the consolidation trend in Brazil. The president of the telecommunications service provider, Carlos Zenteno, confirmed that the conversations taking place among the group concerning the possibility of entering into negotiations to purchase TIM Brasil, a subsidiary of Telecom Itália, in partnership with Oi and Telefônica, which is the owner of Vivo, have been taking place in Mexico.

Zenteno confirmed that the group has been contacted by BTG Pactual, which was hired at the end of August by Oi to develop consolidation alternatives, but did not provide details. BTG Pactual has become one of the largest shareholders of Oi after Oi ‘s capital increase in April.

According to those familiar with the matter, BTG must present consolidation alternatives to the shareholders of Oi in the coming days. Options include the possible splitting of TIM or a possible merger of the Italian telecommunications service provider and Oi. A meeting between the bank and Oi’s shareholders is expected to be held next week.

According to sources that spoke to Bloomberg, the French group Altice and private equity funds, such as CVC Capital Partners, Apax Partners and Bain Capital Partners, are interested in acquiring Portugal Telecom’s (PT) assets.

Sources close to the Brazilian telecommunications service provider have confirmed that the company’s priority is to reduce its indebtedness of R$46.2 billion and migrate “Nova Oi” to the Novo Mercado segment of the BM&F Bovespa, which is expected to occur in the first quarter of 2015. The same sources have not ruled out the sale of PT if “the amount involved is sufficient to reduce its net debt/EBITDA (earnings before interest, income tax, depreciation and amortization) ratio to less than 3.0x.”

BTG is also receiving proposals for the sale of 25% of PT’s stake in the Angolan company Unitel, as well as towers and other assets, valued at approximately R$4 billion.

Oi and PT announced their merger in October of last year, but the terms of their agreement were revised this year after the Rioforte scandal, the financial division of Grupo Espírito Santo, came to light. The stake of Portuguese shareholders in “Nova Oi” have fallen from 37.4% to 25.3%”

In this respect, we request that you clarify whether the affirmation is true, and if so, explain the reason for not disclosing this as a material fact.

Furthermore, we emphasize the need for compliance with the terms of article 4 of CVM Instruction No. 358/02, and we ask the managers and controlling shareholders of the Company to declare whether they are aware of information that must be disclosed to the market.

A copy of this letter shall be included with the company’s response, to be sent to the IPE System, under the category Notice to the Market, and subcategory Clarifications on CVM/BOVESPA Queries.

We note that, pursuant to article 3 of CVM Instruction No. 358/02, it is the Investor Relations Officer’s duty to disclose and inform the CVM and, if applicable, the stock exchange and over-the-counter market on which the company’s securities are admitted for trading, any material act or fact regarding or related to the company’s business, as well as to ensure its wide, immediate and simultaneous dissemination in all markets in which such securities are traded.

We further note that non-compliance with the provisions of CVM Instruction No. 358/02 constitutes a grave breach under article 18 of the aforementioned Instruction, for the purposes specified in item 3 of article 11 of Law No. 6,385/76.

The Superintendency of Corporate Relations, in the exercise of its statutory duties and, based on item II of article 9 of Law 6,385/76, and section 7 c/c of article 9 of CVM Instruction No. 452/07, may impose a punitive fine in the amount of R$1,000.00 (one thousand reais), without prejudice to other administrative sanctions, for non-compliance with this Official Letter (also sent via e-mail) within one business day.

Sincerely,

DANIEL ALVES ARAÚJO DE SOUZA	FERNANDO SOARES VIEIRA
Company Monitoring Manager	Corporate Relations Superintendent

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.